                                                           File Number:  0-29174
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                            RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                       For the quarter ended June 30, 2001

                           LOGITECH INTERNATIONAL S.A.
             (Exact name of Registrant as specified in its charter)

                                   ----------

                                 Not Applicable
                 (Translation of Registrant's name into English)

                           Canton of Vaud, Switzerland
                 (Jurisdiction of incorporation or organization)

                                   ----------

                           Logitech International S.A.
                               Apples, Switzerland
                                c/o Logitech Inc.
                                6505 Kaiser Drive
                            Fremont, California 94555
                                 (510) 795-8500
          (Address and telephone number of principal executive offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

    [X] Form 20-F     [_] Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    [_] Yes           [X] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Not applicable

================================================================================

                           LOGITECH INTERNATIONAL S.A.

                                    Form 6-K

                                Table of Contents



                                                                                                                    Page

Consolidated Financial Statements (unaudited):
     Consolidated Balance Sheets at June 30, 2001 and March 31, 2001...................................................3
     Consolidated Statements of Income for the three months ended June 30, 2001 and 2000...............................4
     Consolidated Statements of Cash Flows for the three months ended June 30, 2001 and 2000...........................5
     Notes to Consolidated Financial Statements........................................................................6
Operating and Financial Review and Prospects..........................................................................10
Quantitative and Qualitative Disclosure About Market Risk.............................................................20
Signatures............................................................................................................21
Exhibit 99.1 Bond Purchase,  Paying and Conversion Agency  Agreement,  dated as of June 1, 2001 by and among Logitech
   (Jersey) Limited, Logitech International S.A., Credit Suisse First Boston and Banque Cantonale Vaudoise...........A-1
Exhibit 99.2 Deposit  Agreement,  dated as of June 1, 2001 by and among Logitech  (Jersey)  Limited,  Logitech
   International  S.A. and Credit Suisse.............................................................................B-1
Exhibit 99.3  Guarantee, dated as of June 8, 2001 by Logitech International S.A......................................C-1

                            LOGITECH INTERNATIONAL S.A.
                           CONSOLIDATED BALANCE SHEETS

               (In thousands, except share and per share amounts)


                                                                                       June 30,      March 31,
                                                                                         2001          2001
                                                                                       --------      ---------
                                                                                             (unaudited)
                                     ASSETS

Current assets:
     Cash and cash equivalents..................................................       $ 70,023      $ 44,142
     Accounts receivable........................................................        120,137       144,781
     Inventories................................................................        106,537       111,612
     Other current assets.......................................................         29,268        29,558
                                                                                       --------      --------
          Total current assets..................................................        325,965       330,093
Investments.....................................................................         16,656        16,649
Property, plant and equipment...................................................         38,899        38,160
Intangible assets:
     Goodwill...................................................................         95,197        95,197
     Other intangible assets....................................................         17,750        18,726
Other assets....................................................................          8,834         6,291
                                                                                       --------      --------
          Total assets..........................................................       $503,301      $505,116
                                                                                       ========      ========


                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Short-term debt............................................................          6,156        62,986
     Accounts payable...........................................................         79,319        91,267
     Accrued liabilities........................................................         51,463        59,054
                                                                                       --------      --------
          Total current liabilities.............................................        136,938       213,307

Long-term debt..................................................................         97,337        26,908
Other liabilities...............................................................          6,560         8,847
                                                                                       --------      --------
          Total liabilities.....................................................        240,835       249,062
                                                                                       --------      --------

Shareholders' equity:
     Registered shares, par value CHF 1 - 53,673,930 authorized, 9,426,070 conditionally authorized, 47,641,050 issued and outstanding at June 30,
        2001; 53,176,490 authorized, 9,923,510 conditionally authorized,
        44,418,610 issued and outstanding at March 31, 2001.....................         33,215        31,396
     Additional paid-in capital.................................................        121,381       118,740
     Less registered shares in treasury, at cost, 2,849,047 at June 30, 2001 and
        164,750 at March 31, 2001...............................................         (2,114)         (627)
     Retained earnings..........................................................        135,754       129,435
     Accumulated other comprehensive loss.......................................        (25,770)      (22,890)
                                                                                       --------      --------
          Total shareholders' equity............................................        262,466       256,054
                                                                                       --------      --------
          Total liabilities and shareholders' equity............................       $503,301      $505,116
                                                                                       ========      ========


   The accompanying notes are an integral part of these financial statements.

                           LOGITECH INTERNATIONAL S.A.
                        CONSOLIDATED STATEMENTS OF INCOME
               (In thousands, except share and per share amounts)


                                                   Three months ended June 30,
                                                 -------------------------------
                                                       2001            2000
                                                 -------------------------------
                                                           (unaudited)

Net sales.......................................    $  177,867      $  141,416
Cost of goods sold .............................       117,390          94,125
                                                    ----------      ----------
Gross profit....................................        60,477          47,291

Operating expenses:
   Marketing and selling .......................        33,570          26,449
   Research and development ....................        10,469           8,509
   General and administrative ..................         8,277           8,265
                                                    ----------      ----------
Total operating expenses .......................        52,316          43,223
                                                    ----------      ----------
Operating income ...............................         8,161           4,068
Interest  income (expense), net ................        (1,168)            196
Other income, net ..............................           896           1,967
                                                    ----------      ----------
Income before income taxes......................         7,889           6,231
Provision for income taxes .....................         1,570           1,246
                                                    ----------      ----------
Net ............................................    $    6,319      $    4,985
                                                    ==========      ==========

Net income per share and ADS:
  Basic ........................................    $      .14      $      .12
  Diluted ......................................    $      .13      $      .11

Shares used to compute net income per share:
  Basic ........................................    44,531,740      41,530,710
  Diluted ......................................    48,446,270      46,808,400


   The accompanying notes are an integral part of these financial statements.

                           LOGITECH INTERNATIONAL S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                           Three months ended
                                                                               June 30,
                                                                        ------------------------
                                                                          2001            2000
                                                                        --------        --------
                                                                              (unaudited)
Cash flows from operating activities:
   Net income.........................................................  $  6,319        $  4,985
   Non-cash items included in net income:
     Depreciation.....................................................     6,232           3,359
     Amortization of goodwill.........................................         -             245
     Amortization of other intangible assets..........................       945             763
     Gain on disposal of property, plant and equipment................         -          (1,922)
     Gain on sale of investments......................................      (541)           (442)
     Equity in net losses of affiliated companies.....................       580             388
     Stock compensation expense.......................................       367             225
     Accreted interest on convertible bond............................        58               -
     Other............................................................        38              63
   Changes in current assets and liabilities:
     Accounts receivable..............................................    22,980          15,554
     Inventories......................................................     3,709         (33,462)
     Other current assets.............................................      (404)          1,545
     Accounts payable.................................................   (11,152)          3,198
     Accrued liabilities..............................................    (7,188)             40
                                                                        --------        --------
        Net cash provided by operating activities.....................    21,943          (5,461)
                                                                        --------        --------
Cash flows from investing activities:
   Purchases of property, plant and equipment.........................    (7,463)         (3,853)
   Sales of investments...............................................     1,545             526
   Sales of property, plant and equipment.............................         -           3,637
   Acquisitions and investments ......................................    (2,856)           (476)
                                                                        --------        --------
        Net cash used in investing activities.........................    (8,774)           (166)
                                                                        --------        --------
Cash flows from financing activities:
   Net repayment of short-term debt...................................   (54,050)              -
   Repayment of long term debt........................................   (27,078)            (54)
   Borrowing of long-term debt, net of issuance costs.................    92,363               -
   Proceeds from sale of treasury shares..............................        28               -
   Purchase of treasury shares........................................         -          (1,064)
   Proceeds from issuance of registered shares........................     2,779           2,131
                                                                        --------        --------
        Net cash provided by financing activities.....................    14,042           1,013
                                                                        --------        --------
Effect of exchange rate changes on cash and cash equivalents..........    (1,330)           (443)
                                                                        --------        --------
Net increase (decrease) in cash and cash equivalents..................    25,881          (5,057)
Cash and cash equivalents at beginning of period......................    44,142          49,426
                                                                        --------        --------
Cash and cash equivalents at end of period............................  $ 70,023        $ 44,369
                                                                        ========        ========
Supplemental cash flow information:
   Interest paid......................................................  $  1,210        $     58
   Income taxes paid..................................................  $    576        $    874
Non-cash investing and financing activities:
   Acquisition of additional Labtec shares through issuance of
      treasury shares.................................................  $    722        $      -


   The accompanying notes are an integral part of these financial statements.

                           LOGITECH INTERNATIONAL S.A.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- The Company:

     Logitech International S.A. designs, manufactures and markets human interface devices and supporting software that serve as the primary physical interface between people and their personal computers and the internet. The Company's products include corded and cordless mice, trackballs, and keyboards; joysticks, gamepads and racing systems; internet video cameras; and PC speakers, headsets and microphones. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and resellers.

     Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depository Shares ("ADSs") and listed the ADSs on the Nasdaq National Market system. The Company's headquarters are in Fremont, California through its U.S. subsidiary, with regional headquarters in Romanel, Switzerland and Hsinchu, Taiwan through local subsidiaries. The Company has manufacturing operations in China, and distribution facilities in the U.S., Europe and Asia.

Note 2 -- Interim Financial Data:

     The accompanying consolidated financial statements should be read in conjunction with the Company's 2001 Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In the opinion of management, the accompanying financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results of any future period.

     The Company reports quarterly results on thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end. Certain amounts reported in prior quarters' financial statements have been reclassified to conform to the current quarter's presentation.

Note 3 -- Stock Split:

     In June 2001, the Company's shareholders approved a ten-for-one stock split that was effected on August 2, 2001. The stock split related only to shares traded on the Swiss Exchange. ADSs traded on Nasdaq were not affected. As a result, the ratio of ten ADSs to one registered share changed to a new ratio of one ADS to one registered share. All references to share and per-share data for all periods presented have been adjusted to give effect to this ten-for-one stock split.

Note 4 -- Net Income per Share:

     Basic earnings per share is computed by dividing net income by the weighted average number of outstanding registered shares. Diluted earnings per share is computed using weighted average registered shares and, if dilutive, weighted average registered share equivalents. The registered share equivalents are registered shares issuable upon the exercise of stock options and stock purchase plan agreements (using the treasury stock method), and upon the conversion of convertible debt (using the if-converted method). At June 30, 2001, the convertible debt was excluded from the registered share equivalents due to its antidilutive effect.

Note 5 -- Acquisition of Labtec:

     In March 2001, the Company purchased substantially all outstanding shares of Labtec Inc. for $76.3 million, including transaction costs. The principal business of Labtec has been combined with the Company's audio division to offer a complete array of PC audio and telephony products. The acquisition was accounted for using the purchase method of accounting. The results of operations of the acquired business from the date of acquisition have been included in the consolidated financial statements.

     In connection with the acquisition, the Company recorded $91.9 million in goodwill and $11.0 million in other intangible assets. During the three months ended June 30, 2001, the Company purchased the remaining outstanding shares of Labtec for $2.6 million in cash and stock.

Note 6 -- Investments:

     In November 1999, Logitech announced the formation of a new company, Spotlife Inc., whose business is to enhance video communications using the internet infrastructure. Logitech has invested $7 million in Spotlife, and has agreed to guarantee up to a maximum of $5.3 million of the company's capital lease obligation. As of June 30, 2001, the outstanding balance of the lease obligation, and therefore the Company's guarantee, was $2.9 million. As of June 30, 2001, Logitech owned approximately 34.2% of Spotlife's outstanding shares on a fully diluted basis, with outside investors having the ability to exercise significant influence over the management of the company. Logitech accounts for its investment in this company using the equity method.

     In June 1998, the Company acquired 49% of the outstanding shares of the LogiCad 3D Group (formerly Space Control GmbH), the German-based provider of Logitech's Magellan 3D Controller. The Company has an obligation to acquire the remaining outstanding shares of LogiCad 3D, if certain conditions are met, and an option to acquire the remaining shares if these conditions are not met. The Company is using the equity method of accounting for this investment.

     In April 1998, the Company acquired 10% of the then outstanding stock of Immersion Corporation, a developer of force feedback technology for PC peripherals and software applications. During the three months ended June 30, 2001, the Company sold a partial interest in Immersion and recognized a gain of $.5 million in other income. The Company accounts for its investment in Immersion as available-for-sale and, therefore, carries its investment at market value and records changes in market value as a component of shareholders' equity. As of June 30, 2001, Logitech owned approximately 4.4% of Immersion. The cost of these securities was $3.5 million and the gross unrealized gain was $2.2 million.

     The Company uses the cost method of accounting for all other investments, all of which are less than 20% owned by Logitech.

Note 7 - Balance Sheet Components:

                                                      June 30,       March 31,
                                                        2001           2001
                                                      --------       --------
                                                         (in thousands)
 Accounts receivable:
    Accounts receivable..........................     $138,695      $163,240
    Allowance for doubtful accounts..............       (4,835)       (7,502)
    Allowance for returns and other..............      (13,723)      (10,957)
                                                      --------      --------
                                                      $120,137      $144,781
                                                      ========      ========
 Inventories:
    Raw materials................................     $ 22,453      $ 26,002
    Work-in-process..............................          209           225
    Finished goods...............................       83,875        85,385
                                                      --------      --------
                                                      $106,537      $111,612
                                                      ========      ========

Note 8 -- Goodwill and Other Intangible Assets -- Adoption of Statements 141 and 142:

     Effective April 1, 2001, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Intangible Assets" and No. 141, "Business Combinations", which were issued by the Financial Accounting Standards Board in July 2001. Under these standards, the Company ceased amortizing goodwill totaling $95.2 million (including $3.1 million of goodwill previously classified as other intangible assets) as of

April 1, 2001. Adoption of the new standards resulted in not recognizing $1.5 million in amortization expense for the quarter ended June 30, 2001, that would have been recognized had the old standards been in effect. The same quarter last year included $.2 million in amortization expense under the old standards.

     The following table presents the impact of the new standards on operating income, net income and earnings per share, as if they had been in effect for the quarter ended June 30, 2000.

                                             Quarter ended June 30,
                                ------------------------------------------------
                                                                2000
                                    2001           -----------------------------
                                As Reported        As Reported       As Adjusted
                                -----------        -----------       -----------
                                    (in thousands, except per share amounts)

Operating income.................  $8,161             $4,068             $4,313
Net income.......................  $6,319             $4,985             $5,230
Basic earnings per share.........  $  .14             $  .12             $  .13
Diluted earnings per share.......  $  .13             $  .11             $  .11


     Acquired other intangible assets subject to amortization were as follows:

                                                 June 30, 2001                          March 31, 2001
                                       --------------------------------       ---------------------------------
                                       Gross Carrying       Accumulated       Gross Carrying       Accumulated
                                          Amounts          Amortization          Amounts           Amortization
                                       --------------      ------------       --------------       ------------
                                                                      (in thousands)
Trademark..........................        $14,883             $3,572             $14,975             $3,155
Existing technology...............          10,423              4,026              10,423              3,600
Other..............................            500                458                 500                417
                                           -------             ------             -------             ------
                                           $25,806             $8,056             $25,898             $7,172
                                           =======             ======             =======             ======

     For the three months ended June 30, 2001 and 2000, amortization expense for other intangible assets was $.9 million and $.8 million. The estimated future annual amortization expense for other intangible assets is $3.7 million, $3.6 million, $3.6 million, $3.6 million and $1.9 million for the years 2002, 2003, 2004, 2005, and 2006.

     In accordance with these standards, the Company is required to complete a transitional impairment test of all goodwill and intangible assets as of April 1, 2001 to be completed no later than the beginning of the third fiscal quarter. While this transitional impairment test has not yet been completed, the Company believes goodwill and intangible assets are not impaired.

Note 9 -- Long Term Convertible Debt:

     On June 8, 2001, Logitech sold CHF 170,000,000 (US $95,625,000) aggregate principal amount of its 1% Convertible Bonds 2001-2006 with maturity in five years. The net proceeds of the convertible bond offering were used to refinance debt associated with the acquisition of Labtec Inc., including repaying the $90 million short-term bridge loan. The Company registered the convertible bonds for resale with the Swiss Stock Exchange. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%. The convertible bonds are convertible at any time into shares of Logitech registered shares at the conversion price of CHF 62.4 per share. Early redemption is permitted at any time at the accreted redemption amount, subject to certain requirements. As of June 30, 2001, the carrying amount of the convertible bonds was $94,726,000 and the fair value based upon quoted market value was $101,773,000.

Note 10 -- Comprehensive Income:

     Comprehensive income is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income, the net change in the accumulated foreign currency translation adjustment account, and the net change in unrealized gains on marketable equity securities. Comprehensive income is presented as an element of shareholders' equity. For the three months ended June 30, 2001 and 2000, comprehensive income was $3.4 and $34.8 million.

Note 11 -- Contingencies:

     In December 1996, the Company was advised of the intention to begin implementing a value-added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company is in ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

     The Company is involved in a number of lawsuits relating to patent infringement and intellectual property rights. The Company believes the lawsuits are without merit and intends to defend against them vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and result of operations.

                           LOGITECH INTERNATIONAL S.A.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

     Logitech designs, manufactures and markets human interface devices and supporting software that serve as the primary physical interface between people and their personal computers and the internet. The Company's products include corded and cordless mice, trackballs and keyboards; joysticks, gamepads, and racing systems; internet video cameras; and PC speakers, headsets and microphones. The Company sells its products through two primary channels, original equipment manufacturers ("OEMs") and a network of retail distributors and resellers ("retail").

Recent Developments

     Acquisition of Labtec:

     In March 2001, the Company purchased substantially all outstanding shares of Labtec Inc. for $76.3 million, including transaction costs. The principal business of Labtec has been combined with the Company's audio division to offer a complete array of PC audio and telephony products. The acquisition was accounted for using the purchase method of accounting. The results of operations of the acquired business from the date of acquisition have been included in the consolidated financial statements. During the three months ended June 30, 2001, the Company purchased the remaining outstanding shares of Labtec for $2.6 million in cash and stock.

     Issuance of Convertible Bonds

     In June 2001, the Company sold CHF 170,000,000 (US $95,625,000) aggregate principal amount of its 1% Convertible Bonds 2001-2006 with maturity in five years. The net proceeds of the convertible bond offering were used to refinance debt associated with the acquisition of Labtec Inc., including repayment of the $90 million short-term bridge loan. The convertible bonds are convertible at any time into shares of Logitech registered shares at the conversion price of CHF
62.4 per share.

     Goodwill and Other Intangible Assets -- Adoption of Statements 141 and 142:

     Effective April 1, 2001, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Intangible Assets" and No. 141, "Business Combinations", which were issued by the Financial Accounting Standards Board in July 2001. Under these standards, the Company ceased amortizing goodwill totaling $95.2 million (including $3.1 million of goodwill previously classified as other intangible assets) as of April 1, 2001. Adoption of the new standards resulted in not recognizing $1.5 million in amortization expense for the quarter ended June 30, 2001, that would have been recognized had the old standards been in effect. The same quarter last year included $.2 million in amortization expense under the old standards.

Results of Operations

     The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:


                                                           Three months ended
                                                                June 30,
                                                         ---------------------
                                                          2001            2000
                                                         -----           -----
Net sales.............................................   100.0%          100.0%
Cost of goods sold....................................    66.0            66.6
                                                         -----           -----
Gross profit..........................................    34.0            33.4
Operating expenses:
   Marketing and selling..............................    18.9            18.7
   Research and development...........................     5.9             6.0
   General and administrative.........................     4.7             5.8
                                                         -----           -----
Total operating expenses..............................    29.4            30.5
                                                         -----           -----
Operating income......................................     4.6             2.9
Interest (expense) income, net........................     (.7)             .1
Other income, net.....................................      .5             1.4
                                                         -----           -----
Income before income taxes............................     4.4             4.4
Provision for income taxes............................      .8              .9
                                                         -----           -----
Net income............................................     3.6%            3.5%
                                                         =====           =====

Comparison of three months ended June 30, 2001 and 2000

     Net Sales

     Net sales for the three months ended June 30, 2001 increased $36.5 million or 26% to $177.9 million, over the same quarter last year. This growth was generally shared across all product categories, but primarily came from the Company's pointing device products, the audio products associated with the acquisition of Labtec, and to a lesser extent, from the Company's interactive entertainment products. With approximately 50% of the Company's sales denominated in currencies other than the US dollar, the dollar's strength relative to the Euro, Japanese Yen and Taiwanese Dollar restrained sales growth for the quarter by approximately $6 million.

     Retail sales grew by 47% over the same quarter last year. This growth was shared across all product categories. Retail sales of the Company's traditional pointing devices, which include mice and trackballs, grew by 56% while unit volumes grew 8%. Mice sales represented 41% of the Company's total retail revenue for this quarter compared to 34% the same quarter last year. The Company's new cordless optical wheel mouse was a significant source of this strong growth. In the PC video camera business, retail sales grew 19% and unit volumes increased by 28% over the same quarter last year. Sales of interactive entertainment products grew by 109%, with the GT Force Steering Wheel for PlayStation 2 accounting for the significant growth. The Company's newly acquired audio products, including a full range of PC headsets, speakers and headphones, added fifteen percentage points of absolute growth to retail sales during the quarter. The Company anticipates continued strong growth in retail sales in both the second quarter and full fiscal year.

     OEM sales declined by 25% compared to the same quarter last year, principally due to sluggish sales of new PCs. The Company believes that revenue and unit volumes for OEM in total will decline on a year-over-year basis through fiscal 2002.

     Gross Profit

     Gross profit consists of net sales, less cost of goods sold which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit increased 28% to $60.5 million, due primarily to significantly higher sales volume.

     Gross margin (gross profit as a percentage of net sales) increased from 33.4% to 34.0%. This increase reflects continued operational efficiencies achieved throughout the supply chain and a higher mix of higher margin retail sales compared to OEM sales, partially offset by the decline in the value of the Euro relative to the dollar. Over the full fiscal year, the Company continues to expect gross margin to be within the long-term targeted range of 34% to 35%.

     Operating Expenses

     Total operating expenses increased 21%, from $43.2 million to $52.3 million. As a percentage of net sales, operating expenses decreased from 31% to 30%. The increase in sales and marketing expenses is directly related to the Company's increased sales performance and marketing initiatives aimed at strengthening the Company's retail presence. The Company continues to make significant investments in advertising, channel marketing, and brand awareness. The increase in research and development expenses related to new product development and cost reductions on existing products. General and administrative expenses remained flat at $8.3 million for the three months ended June 30, 2001 and 2000.

     Interest Income (Expense), Net

     Net interest expense was $1.2 million for the three months ended June 30, 2001 compared to interest income of $.2 million for the same period last year. Interest expense increased substantially due to the short term borrowing and the subsequent issuance of the five year convertible bonds to finance the Labtec acquisition. The Company borrowed $35 million in March 2001 and $55 million in April 2001 to finance the acquisition and repay Labtec obligations and credit lines. This debt was repaid in June 2001 through the issuance of the convertible bonds.

     Other Income, Net

     Other income was $.9 million for the three months ended June 30, 2001, compared to $2.0 million for the same period last year. Other income this year was primarily due to gains recognized from the sale of shares of Immersion Corporation and proceeds from a property loss insurance claim, which were partially offset by losses recorded for investments accounted for under the equity method. Other income last year was primarily due to gains recognized from the sale of a building and the sale of shares of Immersion.

     Provision for Income Taxes

     The provision for income taxes consists of income and withholding taxes and is based on factors such as management's expectations as to payments of withholding taxes on amounts repatriated through dividends, the jurisdictions in which taxable income and losses are generated, changes in local tax laws and changes in valuation allowances based upon the likelihood of realizing deferred tax assets. The provision for income taxes for the three months ended June 30, 2001 was $1.6 million, compared to $1.2 million for the comparable period in 2000. The effective tax rate remained at approximately 20% for both periods. The Company's effective tax rate is dependent on achieving expected income levels in a number of jurisdictions. If the Company is unable to achieve expected income levels in those jurisdictions, the Company's effective tax rate could change significantly.

Liquidity and Capital Resources

     Cash Balances, Available Borrowings, and Capital Resources

     At June 30, 2001, net working capital was $189.0 million, compared to $116.8 million at March 31, 2001. Cash and cash equivalents totaled $70.0 million, an increase of $25.9 million from March 31, 2001. The increase in cash was due to profitable operations and effective management of receivables and inventory, as well as excess proceeds from net long-term borrowings over acquisition needs. The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, bank borrowings. The

Company's normal short-term liquidity and long-term capital resource requirements will be provided from three sources: ongoing cash flow from operations, cash and cash equivalents on hand and borrowings, as needed, under the credit facilities.

     The Company had credit lines with several European and Asian banks totaling $57.8 million as of June 30, 2001. As is common for business in European countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of June 30, 2001, $52.2 million was available under these facilities.

     Cash Flow from Operating Activities

     The Company's operating activities provided net cash of $21.9 million for the three months ended June 30, 2001, compared to $5.5 million used in the same period last year. The effective management of inventories and receivables has resulted in a reduction in accounts receivable and inventories of $23.0 million and $3.7 million, respectively. The resulting increase in cash flows was partially offset by reductions in accounts payable and accrued liabilities totaling $18.3 million.

     Cash Flow from Investing Activities

     The Company's investing activities used cash of $8.8 million and $.2 million for the three months ended June 30, 2001 and 2000. During the quarter ended June 30, 2001, cash of $2.9 million was used to acquire additional Labtec shares and to acquire a non-marketable equity investment. Purchases of property and equipment totaled $7.5 million, compared to $3.9 million in the same period last year. These expenditures were partially offset by cash proceeds of $1.5 million from the sale of available-for-sale securities. Included in the first quarter last year was $3.6 million for the sale of a building in Europe that was no longer being used in the Company's operations.

     Cash Flow from Financing Activities

     The Company's financing activities provided net cash of $14.0 million and $1.0 million for the three months ended June 30, 2001 and 2000. In April 2001, the Company borrowed an additional bridge loan of $55 million to finance the Labtec acquisition bringing the total bridge loan for the Labtec acquisition to $90 million. During the quarter, the Company repaid short term Labtec borrowings of $19 million and Labtec long term borrowings of $27 million. In June 2001, the Company sold 1% convertible bonds in a registered offering. Net proceeds of $92.4 million were used to repay the $90 million bridge loan that was borrowed from banks for the acquisition of Labtec. Additionally, $2.8 million of proceeds from the issuance of registered shares related to employee stock option and stock purchase plans.

     Capital Commitments

     The Company believes that it will continue to make capital expenditures in the future to support product development activities and ongoing and expanded operations. Fixed commitments for capital expenditures, primarily for manufacturing equipment, approximated $.6 million at June 30, 2001. In addition, the Company has agreed to guarantee up to a maximum of $5.3 million of Spotlife's capital lease obligation. As of June 30, 2001, the outstanding balance of the lease obligation, and therefore the Company's guarantee, was $2.9 million. The Company believes that its cash and cash equivalents, cash from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Risk Factors

     Certain Factors Affecting Operating Results

     This quarterly report on Form 6-K contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should," and "will" and similar expressions are intended to identify such forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those described in the statements. The factors that could cause actual results to differ include those discussed more fully below. Undue reliance should not be placed on these forward-looking statements, which speak only as of the dates of their filings. We undertake no obligation to publicly update or revise any forward-looking statements.

     Our quarterly operating results are difficult to predict. This means that our results could fall below investors' expectations, which could cause the price of Logitech ADSs and registered shares to decline significantly.

     Our operating results in the past have varied significantly from quarter to quarter and these fluctuations are expected to continue in the future. Future quarterly operating results may vary significantly due to a number of factors, including:

     o the volume and timing of orders received during the quarter;

     o the maturation of product lines;

     o the timing of new product introductions by us and our competitors and their acceptance by the market;

     o the impact of competition on our average selling prices and operating expenses;

     o our inventory levels or inventory levels in the distribution channels;

     o changes in laws or regulations;

     o fluctuations in exchange rates;

     o changes in product or distribution channel mix;

     o price protection charges;

     o product returns from customers;

     o deferrals of customer orders in anticipation of new products or otherwise;

     o changes in technologies and their acceptance by the market;

     o the performance of our suppliers and third-party product manufacturers;
       and

     o the rate of economic growth in our principal geographic markets.

     Many of these factors are beyond our control. In addition, due to the short product life cycles inherent in our markets, our failure to introduce new, competitive products consistently and in a timely manner would adversely affect results of operations for one or more product cycles.

     In addition, the volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, we have operated with a relatively small backlog, and net sales in any quarter depend primarily on orders booked and shipped in that quarter. In spite of the difficulty in forecasting sales in advance of a quarter and the relatively small backlog at any given time, we generally must plan production, order components and enter into development, sales and marketing, and other operating commitments well before each quarter begins. This is particularly acute because substantially all of our products are manufactured in Asia, and we rely on suppliers who are located in many other parts of the world. Consequently, any shortfall in net sales in a given quarter may negatively impact our results of operations due to an inability to adjust expenses during such quarter. Excess inventory may negatively impact cash flows and result in charges associated with inventory write-offs. The foregoing means that our operating results could fall below investors' expectations, which could cause the price of Logitech ADSs and registered shares to decline significantly.

     Our success depends on the continued viability and financial stability of our distributors, resellers and OEM customers, as well as continued demand by these customers for our products.

     We sell our products through a domestic and international network of distributors, resellers and OEM customers, and our success depends on the continued viability and financial stability of these customers, as well as continued demand by these customers for our products. The OEM, distribution and reseller industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. Our distributor and reseller customers generally offer products of several different companies, including products competitive with our products. Accordingly, there is a risk that these distributors and resellers may give higher priority, including greater retail shelf space, to products of other suppliers, which would reduce demand for, and sales of, our products.

     Product returns and effects of price protection that exceed our accruals may significantly impact our financial results.

     As a manufacturer of consumer products, we are exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of our assistance in balancing inventories of retailers and distributors. In addition, we offer price protection to our distributors and retailers. A portion of our net sales has in the past resulted and may in the future result in increased inventory at our distributors and resellers, which has led and could lead to reduced orders by these customers in future periods. As a result, historical net sales may not be indicative of future net sales. Overstocking by our distributors and retailers has in the past led and may in the future lead to higher than normal returns. The short product life cycles of certain of our products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions or other factors affecting the computer industry would result in significant product returns. In addition, we continuously introduce product upgrades, enhancements and improved packaging, and thus may experience higher rates of return on our older products.

     We recognize revenue upon transfer of title and risk of loss, which is generally when products are shipped. Because we are exposed to the risk of product returns and price protection, we provide allowances for these risks upon recognition of revenue. Amounts provided for returns and price protection are estimated based upon historical and anticipated experience and our assessment of inventory in the channels. We review and adjust the amounts provided periodically, based upon changes in historical and anticipated experience and channel inventory. Although we believe that we have provided adequate amounts for projected returns, from time to time we have experienced return levels in excess of amounts provided and our amounts provided may not be sufficient for actual returns in future periods. In addition, our accruals for price protection may not be sufficient in future periods, and any future price changes may have a significant adverse effect on our results of operations.

     To continue to be successful, we will need to effectively respond to future changes in technology and customer demands.

     The market for our products is characterized by rapidly changing technology and frequent new product introductions. Our success will depend to a substantial degree on our ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. We may not be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, new products or enhancements may not achieve market acceptance, or we may not be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. In addition, some of our competitors may have patents or intellectual property rights that prevent us from being able to respond effectively to new or emerging technologies and changes in customer requirements. New product announcements by us could cause our customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any of these events could materially harm our business, financial condition and results of operations.

     A significant amount of our manufacturing operations are located in China, which exposes us to risks associated with doing significant business in that country.

     A significant amount of our manufacturing operations are located in China. These operations could be severely impacted by economic or political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China's laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. In addition, our Chinese employees in our Suzhou, China facilities are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in many respects from those in the United States and Europe. The Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or because of a deterioration in relations between China and Taiwan, may diminish the productivity and effectiveness of our Suzhou manufacturing operations.

     The effect of business, legal and political risks associated with foreign countries and markets may negatively affect us.

     We transact a substantial portion of our business outside the United States. There are risks inherent in doing business in international markets, including:

     o tariffs, customs, duties and other trade barriers;

     o difficulties in staffing and managing foreign operations;

     o environmental and other related regulations;

     o political instability, expropriation, nationalization and other political risks;

     o foreign exchange controls; and

     o delays from customs brokers or government agencies.

     Any of these risks could adversely impact the success of our international operations and, in turn, have a material adverse effect on our business, financial condition and results of operations.

     Competition

     Our business is characterized by intense competition, a trend of declining average selling prices in OEM and performance enhancements and new features of competing retail products. We expect that competition will continue to be intense and may increase from current or future competitors.

     We compete primarily with Creative Labs, Ezonics Corporation, Guillemot Corporation, Intel, Interact Multimedia, Kensington/Advanced Gravis, KYE/Mouse Systems, Microsoft, Mitsumi, Philips, Primax, Saitek Industries Ltd., Xirlink Inc., Altec Lansing, Plantronics and Telex Communications. Many of our current and potential competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than us.

     Our main competitor in the market for pointing devices, gaming devices and keyboards is Microsoft. In late, 1999, Microsoft began shipping two new mouse products that were based on an optical sensing technology. We responded to Microsoft with optical offerings in the summer of 2000. In addition, we continued to focus on the advantages of our cordless offerings to the end user. Microsoft entered into the cordless mouse category in the second quarter of fiscal 2001, and we expect Microsoft to add a cordless keyboard to their line in the near future. We are also starting to see increased competition for cordless desktops from less established brands, at the lower price segments.

     Microsoft is also a leading producer of operating systems and applications with which our pointing and gaming devices are designed to operate. As a result of our position, Microsoft may be able to make improvements in the functionality of its pointing and gaming devices to correspond with ongoing modifications and enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we are not able to offer.

     Our main competitor in the market for PC video cameras is Intel. Intel has also begun offering a family of wireless products for use with a PC, including a mouse, a keyboard and a gamepad. These products are offered separately and in various combinations. These products are based on a wireless systems approach that requires the use of a base station that can connect multiple wireless devices. It remains to be seen how consumers will respond to this Intel offering.

     Competitors in the market for audio devices vary by product line. In the PC speaker business, competitors include Altec Lansing and Creative Labs. In the headset, microphone, and telephony markets, competitors include Plantronics and Telex Communications. For the personal audio market, the primary competitor is Sony. This market is intensely competitive and market leadership changes frequently as a result of new products, designs and pricing.

     We expect to continue to experience increased competition, significant price reductions in OEM and performance enhancements of competing products in retail. This could result in decreased revenue, decreased gross margin, loss of market share and lack of acceptance of our products. In the event of significant price competition in the market for our products, we would be required to decrease costs at least proportionately to any price decreases in order to maintain our existing margin levels and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure. We may not be able to compete successfully in the future, and competition may significantly harm our business, financial condition and results of operations.

     Our effective tax rates may increase in the future, which would adversely affect our results.

     We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. If our effective tax rate increases in a future period, our operating results in general will be adversely impacted, and specifically our net income and earnings per ADS and per registered share, will decrease. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in geographical allocation of income and expense, and changes in our management's assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced substantial fluctuation in our effective income tax rate. Our effective income tax rates in a given fiscal year reflect a variety of factors that may not be present in the succeeding fiscal year or years. As a result, our effective income tax rate may increase in future periods.

     We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products that compete with our products.

     Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure agreements and licenses, to protect our intellectual property.

     We hold various United States patents, together with corresponding patents from other countries, relating to some of the same inventions. We also have various United States patent applications pending, together with corresponding applications from other countries relating to some of the same inventions. Despite these patents and patent applications, it is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the rights granted thereunder will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued with claims of the scope sought by us. In addition, other intellectual property laws, or our confidentiality procedures and contractual provisions, may not adequately protect our intellectual property. Also, our competitors may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly damage our business, financial condition and results of operations.

     We also rely on certain technologies that we license or acquire from others. We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all.

     Pending lawsuits could adversely impact us.

     There has been substantial litigation in the technology industry regarding rights to intellectual property, and we are subject to the risk of claims against us for alleged infringement of the intellectual property rights of others. Through our U.S. subsidiary, we are currently involved in several pending lawsuits with respect to patent infringement claims by third parties. We believe that all of these pending lawsuits are without merit and intend to defend against them vigorously. However, the defense of any of these actions may not be successful. Any judgment in or settlement of any of these lawsuits may have a material adverse impact on our business, financial condition and results of operations.

     Pending and future litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by our technical and management personnel, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on our business, financial condition and results of operations. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. In addition, our efforts to protect our intellectual property through litigation may not prevent duplication of our technology or products.

     We depend on original design manufacturers and independent assembly contractors which may not have adequate capacity to fulfill our needs and which may not meet our quality and delivery objectives.

     We rely on original design manufacturers to supply a portion of our keyboard and gamepad product lines, and a portion of our mice and entertainment products are sourced from independent contractors. Our reliance on original design manufacturers and independent assembly contractors involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of the contractors' assembly processes. These manufacturers and contractors may also choose to discontinue building our products for a variety of reasons. Since the majority of these manufacturers and contractors are located in Asia, we are subject to risks generally associated with foreign suppliers, including political and economic uncertainty, currency exchange fluctuations, trade restrictions and changes in tariff rates. Consequently, we may experience delay in the timeliness, quality and adequacy in product deliveries, any of which may have an adverse impact on our results of operations.

     Certain key components used in the manufacture of our products, as well as certain products, are currently purchased from single or limited sources that specialize in such components or products. At present, single-sourced components include certain of our ASICs, sensors, certain other integrated circuits and components, and balls used in certain of our trackballs. We generally do not have long-term agreements with our single or limited sources of supply. Lead times for materials and components ordered by us or our contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time we have experienced supply shortages and fluctuation in component prices. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could decrease our revenue or gross margin. Delays could also have a material adverse effect upon our business, financial condition and results of operations.

     We may not be successful in integrating the business and operations of the Labtec acquisition.

     We acquired the business, products and technologies of Labtec with a view to combine them with our existing business and customer base to achieve synergistic benefits. The Labtec acquisition offers us the platform to enter new markets in personal audio and telephony products and it strengthens our existing offering in the computer speaker product line. To realize the benefits of this acquisition we must successfully integrate the products offering, research and development efforts, sourcing and supply chain as well as sales and marketing activities. The difficulties of such integration may be complicated by our separate organizational structures, operation models, geographical locations and corporate cultures. The success of the acquisition may also depend on factors not entirely within our control, such as market acceptance of the combined product line. The inability to successfully integrate our acquisition of Labtec may harm our business and impair investor confidence in our company.

     We may be required to recognize additional non-cash charges against earnings if our management were to determine in the future that the amount of goodwill arising from the Labtec acquisition was impaired.

     If our management were to determine in the future that the amount of goodwill was impaired, we would be required to recognize non-cash charges that would reduce our earnings.

     We depend on a few key personnel to manage and operate us.

     Our success depends to a significant degree on the continued contributions of our senior management and other key design, development, manufacturing, marketing and sales personnel. The loss of any of these personnel could harm our business. Assimilation and retention of personnel may be made more difficult by the fact that our management and other key personnel are dispersed throughout various locations worldwide, thus requiring the coordination of organizations separated by geography and time zone and the integration of personnel with disparate business backgrounds, cultures and languages. In addition, we believe that our future success will depend on our ability to attract and retain highly skilled managerial, engineering, operations, marketing and sales personnel, for whom competition is intense. We may not be successful in attracting and retaining these personnel, and the failure to attract and retain key personnel could harm our business.

                           LOGITECH INTERNATIONAL S.A.
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Market Risk

     Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial results.

     Foreign Currency Exchange Rates

     Currently, the Company's primary exposures relate to non-U.S. dollar denominated sales in Europe and Asia and non-dollar denominated operating expenses, inventory costs and long term debt in Europe and Asia. The principal currencies creating foreign exchange rate risk for the Company are the Euro, Taiwan Dollar, Swiss Franc and Japanese Yen.

     For the three months ended June 30, 2001 and 2000, 50% and 47%, respectively, of the Company's sales were denominated in non-U.S. currencies. With the exception of its manufacturing subsidiaries in Ireland and China, which use the U.S. dollar as their functional currency, the Company primarily uses the local currencies of its foreign subsidiaries as the functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive income in shareholders' equity.

     On June 8, 2001 the Company sold CHF 170 million (US $95.6 million) Swiss Franc denominated 1% Convertible Bonds which mature in five years. Although the Company is exposed to foreign exchange risks on this long-term obligation, the Swiss Franc liability serves to partially offset the effect of exchange rate fluctuations on assets held in European currencies. Unrealized gains or losses resulting from translation of the bonds to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders' equity.

     From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. At June 30, 2001, there were no derivative instruments or forward exchange contracts outstanding.

     The Company estimates that if the U.S. dollar had appreciated by an additional 10% as compared to the functional currencies used by its foreign subsidiaries, net income would have been adversely impacted by approximately $2.8 for the three months ended June 30, 2001 and 2000.

     Interest Rates

     In order to limit the effect of interest rate changes on earnings and cash flows, the Company's long term debt portfolio is composed of fixed rate debt. A change in interest rates, therefore, has no impact on interest expense or cash flows.

     Changes in interest rates could impact the Company's anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from March 31, 2001 and the June 30, 2001 quarter end rates would not have a material effect on the Company's results of operations or cash flows.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

                          Logitech International S.A.



                          By:      /s/  Guerrino De Luca
                                   -----------------------------------------
                                   Guerrino De Luca
                                   President and Chief Executive Officer

                          By:      /s/  Kristen M. Onken
                                   -----------------------------------------
                                   Kristen M. Onken
                                   Chief Finance Officer,
                                   Chief Accounting Officer,
                                   and U.S. Representative

     August 14, 2001